Stolt-Nielson Limited                                          [GRAPHIC OMITTED]

A subsidiary of            Aldwych House              Tel:  +44 207 611 8960
Stolt-Nielsen S.A          71-91 Aldwych              Fax:  +44 207 611 8965
                           London WC2B 4HN            www.stolt-nielsen.com
                           United Kingdom


NEWS RELEASE
                                                       Contacts: Reid Gearhart
                                                            USA 1 212 922 0900
                                                         rgearhart@dgi-nyc.com

                                                             Valerie Lyon
                                                             UK 44 20 7611 8904
                                                             vlyon@stolt.com


                  Stolt-Nielsen S.A. Waivers Extended Until May

London, England - December 26, 2003 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) announced today that its primary lenders agreed to extend the waivers of covenant defaults granted by the lenders until May 21, 2004. SNSA also reported that it will pay down its $160 million revolving credit facility by $20 million on February 29, 2004, and that the Company has received an extension on repayment of the remaining $140 million until May 21, 2004.

The waiver extensions provide SNSA with increased flexibility on the debt-to-tangible-net-worth covenant during the waiver period, setting the ratio at 2.75-to-1 at November 30, 2003, and 2.65-to-1 at February 29, 2004. SNSA must also maintain a specified minimum tangible net worth level. Pursuant to the waiver terms, SNSA will develop a financial restructuring plan with its lenders by March 31, 2004. Additionally, the waivers call for improvements in SNSA's liquidity during the waiver period through dispositions or capital-raising initiatives, and oblige SNSA to work with its lenders to provide available collateral to unsecured or under-secured lenders during the waiver period.

"We are pleased to have successfully worked out these longer-term waivers," said Niels G. Stolt-Nielsen, Chief Executive Officer of SNSA. "I believe these extended waivers provide us with sufficient time to develop and commence the implementation of a comprehensive financial restructuring plan for the Company, which has suffered heavy losses on several West Africa construction projects in its 63.5% owned subsidiary Stolt Offshore S.A. We have already completed a number of actions to improve liquidity and reduce debt, and we are in the process of implementing more. We appreciate the continued support of our lenders and shareholders. SNSA is determined to restore the Company's financial strength."

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. The Company also owns 63.5 percent of Stolt Offshore S.A. (NASDAQNM: SOSA; Oslo Stock Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia.

Forward-looking Statements
Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our existing indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; the outcome of legal proceedings; the impact of negative publicity; environmental challenges and natural conditions facing our aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; our relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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